Exhibit 99.1

PRESS RELEASE

Atento Reports Second Quarter Fiscal 2015 Results

11-Percent Growth in Revenue Increases Leadership Position in CRM/BPO Market

16-Percent Increase in Adjusted EBITDA

•	Improvement in revenue led by double-digit gains in Brazil and the Americas

•	Growth in adjusted EBITDA supported by enhanced productivity, efficiencies and business mix

•	Company strengthens balance sheet, enhances financial flexibility; net leverage drops to 1.6x

•	Reaffirms outlook for Fiscal 2015

NEW YORK, NY, August 12, 2015 – Atento S.A. (NYSE: ATTO), a leading provider of customer relationship management and business process outsourcing services worldwide, produced double-digit gains in both revenue and key profitability measures during the company’s fiscal-2015 second quarter ended June 30, 2015. All comparisons are on a constant currency basis and year-over-year unless noted otherwise.

Summary

($ in millions)	Q2 2015	Q2 2014	6M 2015	6M 2014
Revenue	515.7	592.3	1,031.6	1,153.6
CCY growth (1)	11.0%		10.3%
Adjusted EBITDA	62.1	68.8	120.5	131.6
Margin	12.0%	11.6%	11.7%	11.4%
CCY growth	15.8%		13.9%
Adjusted EPS(2)	$0.21	$0.27	$0.43	$0.38
CCY growth (4)	5.6%		41.7%
Leverage (x) (3)	1.6	1.7	1.6	1.7

(1)	Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014.
(2)	Considered ordinary shares issued in the offering: 73,619,511.
(3)	Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.
(4)

Excluding the impact of a previously disclosed one-time tax benefit related the amortization of goodwill related to a contract with Telefónica in the second quarter of fiscal 2014, adjusted EPS grew 110%.

“We are executing well against our operating and financial priorities despite broader macroeconomic headwinds, particularly in Brazil,” said Atento Chief Executive Officer, Alejandro Reynal. “Our double-digit growth in revenue was broad-based as we won new business, earned more demand from existing customers, and enhanced the rate of higher-value services we are delivering.

“Our productivity and efficiency initiatives are improving profitability, evidenced by a 40 basis point improvement in margins, and our net leverage of 1.6x reflects a strong balance sheet and increased financial flexibility.”

“We remain focused on extending our leadership position in the CRM/BPO Latin American market; maximizing growth, optimizing profitability and making investments that support our long-term competitiveness and financial strength,” Reynal continued.

All growth rates are in constant currency and year-over-year unless noted otherwise

PRESS RELEASE

Consolidated Operating Results

Revenue for the quarter, excluding the Czech Republic which was divested in December 2014, increased 11.0%. This growth was driven by a 14.3% increase in Brazil and a 16.8% increase in the Americas. These increases more than offset a decline in EMEA. On a reported basis revenue declined 12.9%.

Adjusted EBITDA increased 15.8% with margins increasing 40 basis points to 12.0% of revenue. The increase in profitability was supported by an improved mix of higher-value added solutions and operational efficiencies achieved from ongoing margin enhancement initiatives. These initiatives include improvement in productivity ratios, lower turnover and savings from procurement. On a reported basis adjusted EBITDA declined 9.7%.

Adjusted EPS was $0.21, an increase of 5.6%. Excluding the impact of a previously disclosed one-time tax benefit in the second quarter of fiscal 2014, adjusted EPS grew 110%.

Free Cash Flow was a use of $40.3 million driven by working capital requirements due to the strong growth in revenue and higher than expected receivables from existing customers. The Company anticipates improvement in free cash flow in the second half of the year consistent with prior seasonality.

Adjusted quarterly earnings and EBITDA are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

	Q2 2015	Q2 2014	6M 2015	6M 2014
Brazil Region
Revenue	256.9	309.6	521.0	598.5
CCY growth	14.3%		13.1%
Adjusted EBITDA	34.6	41.3	66.4	76.9
Margin	13.5%	13.3%	12.7%	12.8%
CCY growth	15.7%		13.6%

Americas Region
Revenue	198.2	193.2	385.6	372.3
CCY growth	16.8%		17.0%
Adjusted EBITDA	28.3	24.7	51.7	49.6
Margin	14.3%	12.8%	13.4%	13.3%
CCY growth	32.0%		19.5%

EMEA Region
Revenue	61.1	89.8	125.9	183.1
CCY growth (1)	-13.3%		-13.0%
Adjusted EBITDA	2.5	5.5	6.4	10.9
Margin	4.1%	6.1%	5.1%	6.0%
CCY growth	-45.5%		-26.9%

(1)	Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014

PRESS RELEASE

Brazil Region

Revenue for the Brazil region increased 14.3% driven by an 18.4% increase in revenue from non-Telefónica clients and an 8.6% increase in revenue from Telefónica. Growth in revenue from non-Telefonica clients was supported by new clients in the financial sector and an increase in share of wallet with existing clients in several key verticals. On a reported basis revenue declined 17.0%.

Adjusted EBITDA improved 15.7% while margins increased 20 basis points to 13.5%. Excluding the impact of corporate cost allocations, adjusted EBITDA was $36.7 million and margin increased 50 basis points to 14.3%. The improvement in profitability was driven by the strong growth in revenue, improved operating leverage and margin expansion initiatives.

Americas Region

Revenue for the Americas region increased 16.8% supported by a broad-based 15.3% increase in revenue from non-Telefónica clients and an 18.5% increase in revenue from Telefónica. The strong growth with non-Telefónica clients was supported in most markets by new and existing clients, particularly in Argentina, Peru, Colombia, Central America and nearshore business from United States. Growth in revenue from Telefónica was driven in part by Argentina, Chile and Peru. On a reported basis revenue increased 2.6%.

Adjusted EBITDA increased 32.0% with a 150 basis point increase in margin. Excluding the impact of corporate cost allocations, adjusted EBITDA was $30.2 million with a 210 basis point increase in margin to 15.3%, driven mainly by the strong growth in revenue, improved operating leverage and margin expansion initiatives.

EMEA Region

Revenue for the EMEA region declined 13.3% excluding the Czech Republic, driven by a 15.1% decline in revenue from Telefónica. Revenue from non-Telefónica clients decreased 10.0% as a result of activity reduction in some Public Administration clients in Spain. On a reported basis revenue declined 30%.

Adjusted EBITDA declined 54.5% with a 200 basis point decline in margin. The decline in profitability, which was driven by the decline in revenue, was partially offset by benefits from our efficiency programs.

Strong Balance Sheet and Ample Liquidity Enhancing Financial Flexibility

At June 30, 2015, the Company had cash, cash equivalents and short-term financial investments totaling $173.1 million, undrawn revolving credit facilities of €50 million and total net debt with third parties of $464.1 million, a decline of $43.5 million. The Company’s LTM adjusted EBITDA to net debt with third parties decreased to 1.6x.

During the second quarter of 2015, the Company invested $28.2 million, or 5.5% of revenue, in cash capital expenditures related primarily to the construction and initial fit-out of our service delivery centers and the acquisition of computer and technology equipment.

PRESS RELEASE

Fiscal 2015 Outlook

The Company reiterated its previously disclosed guidance for fiscal 2015 which includes 6% to 9% growth in constant currency revenue and adjusted EBITDA margin in the range of 13% to 13.5%. In addition, the company is targeting an effective tax rate of approximately 32% and a fully diluted share count of approximately 73.6 million shares.

This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements in USD.

Conference Call

Atento will host a conference call and webcast for investors on Wednesday, August 12, 2015 at 8:00 am ET to discuss the financial results. The conference call can be accessed by dialing (877) 407-3982 domestic, UK: (+44) 0 800 756 3429, Brazil: (+55) 0 800 891 6221, or Spain: (+34) 900 834 236. All other international callers can access the conference call by dialing (201) 493-6780. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the Company has developed its business model in 14 countries where it employs over 160,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). For more information visit www.atento.com.

Investor Relations

Lynn Antipas Tyson + 1 914 485 1150

lynn.tyson@atento.com

Media

Maite Cordero + 34 917 40 74 47

media@atento.com

PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

PRESS RELEASE

Consolidated Income Statement

	For three months ended June 30,		Change excluding	For six months ended June 30,		Change excluding FX (%)
	2015	2014	FX (%)	2015	2014
	(unaudited)			(unaudited)
Revenue	515.7	592.3	10.6	1,031.6	1,153.6	9.7
Other operating income	0.9	0.5	100.0	1.3	0.9	77.8
Own work capitalized	—	0.1	N.M.	—	0.2	N.M.
Other gains	—	34.9	N.M.	—	34.9	N.M.
Supplies	(19.7)	(27.2)	(5.5)	(39.5)	(52.1)	(5.4)
Employee benefit expenses	(374.7)	(436.8)	8.4	(755.1)	(843.3)	9.4
Depreciation and amortization	(26.5)	(31.0)	9.4	(54.5)	(61.6)	9.1
Changes in trade provisions	(0.3)	(0.2)	100.0	(0.5)	(0.3)	100.0
Other operating expenses	(63.8)	(87.6)	(6.5)	(124.2)	(167.1)	(8.4)
Impairment charges	—	(32.9)	N.M.	—	(32.9)	N.M.

Total Operating Expenses	(485.1)	(615.8)	(0.1)	(973.8)	(1,157.3)	3.1

OPERATING PROFIT/(LOSS)	31.5	11.9	240.3	59.1	32.3	130.3

Finance income	1.5	2.0	5.0	7.8	4.9	98.0
Finance costs	(19.5)	(36.2)	(30.4)	(40.1)	(68.1)	(27.3)
Net foreign exchange gains/(loss)	(1.6)	—	N.M.	11.1	(4.0)	N.M.

NET FINANCE EXPENSE	(19.6)	(34.2)	(29.5)	(21.2)	(67.1)	(55.7)

PROFIT/(LOSS) BEFORE TAX	11.8	(22.3)	173.5	37.9	(34.8)	228.4

Income tax expenses	(5.3)	12.5	(152.8)	(10.9)	10.5	(226.7)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	6.5	(9.7)	201.0	27.1	(24.3)	229.2

Basic result per share (per U.S. dollars)	0.09	(0.13)	201.0	0.37	(0.33)	229.2

PRESS RELEASE

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss) for the Period from Continuing Operations

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2014	2015	2014
	(unaudited)		(unaudited)
Profit/(loss) for the period	6.5	(9.7)	27.1	(24.3)

Net finance expense	19.6	34.2	21.2	67.1
Income tax expense	5.3	(12.5)	10.9	(10.5)
Depreciation and amortization	26.5	31.0	54.5	61.6

EBITDA(2) (non-GAAP)	57.9	43.0	113.7	93.9

Acquisition and integration related costs(a)	—	3.0	0.1	5.4
Restructuring costs(b)	2.7	16.6	3.7	21.6
Sponsor management fees(c)	—	2.1	—	4.8
Site relocation costs(d)	0.1	1.0	0.5	1.0
Financing and IPO fees (e)	—	5.7	0.3	7.6
Asset impairments and Others (f)	1.4	(2.6)	2.2	(2.6)

Adjusted EBITDA(2) (non-GAAP)	62.1	68.8	120.5	131.6

(a)

Acquisition and integration related costs incurred for the three months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. During the three months ended June 30, 2015, we have no cost related to acquisition and integration process, these projects were substantially completed by the end of 2014.

Acquisition and integration costs incurred for the six months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. Acquisition and integration related costs incurred for the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost incurred during the three months ended March 31, 2015.

(b)

Restructuring costs incurred for the three months ended June 30, 2014 primarily relate to headcount restructuring activities in Spain. Restructuring costs incurred for the three months ended June 30, 2015 primarily relates to labor force optimization in EMEA as a consequence of a reduction in activity levels during 2015.

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed. The advisory agreement was terminated in connection with the initial public offering.

(d)	Site relocation costs incurred for the three and six months ended June 30, 2014 and 2015 include costs associated

PRESS RELEASE

with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.
(e)

Financing and IPO fees for the three and six months ended June 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process, including advisory, auditing and legal expenses among others. Financing and IPO fees for the three and six months ended June 30, 2015 relate to remaining cost incurred during the three months ended March 31, 2015 in connection with the initial public offering process.

(f)

Asset impairment and other costs for the three and six months ended June 30, 2014 mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica. Asset impairment and other costs for the three and six months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process improvement projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($0.2 million), and other minor non recurrent costs in Centro America related to a one off accounting legislation change impact ($0.2 million).

PRESS RELEASE

Reconciliation of Adjusted Earnings to Earnings/(Loss) for the Period from Continuing Operations

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except percentage changes)	2015	2014	2015	2014
	(unaudited)		(unaudited)
Profit/(Loss) attributable to equity holders of the parent	6.5	(9.7)	27.1	(24.3)

Acquisition and integration related Costs (a)	—	3.0	0.1	5.4
Amortization of Acquisition related Intangible assets (b)	6.9	9.9	14.6	19.5
Restructuring Costs (c)	2.7	16.6	3.7	21.6
Sponsor management fees (d)	—	2.1	—	4.8
Site relocation costs (e)	0.1	1.0	0.5	1.0
Financing and IPO fees (f)	—	5.7	0.3	7.6
PECs interest expense (g)	—	10.2	—	18.6
Asset impairments and Others (h)	1.4	(2.6)	2.2	(2.6)
Net foreign exchange gain of financial instruments (i)	(1.0)	—	(14.0)	—
Net foreign exchange impacts (j)	2.6	—	3.0	4.0
Tax effect (k)	(3.5)	(16.4)	(6.1)	(27.3)

Adjusted Earnings (non-GAAP) (unaudited)	15.7	19.8	31.4	28.3

Adjusted Earnings per share - Basic (in U.S. dollars) (*)	0.21	0.27	0.43	0.38

(a)

Acquisition and integration related costs incurred for the three months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. During the three months ended June 30, 2015, we have no cost related to acquisition and integration process, these projects were substantially completed by the end of 2014.

Acquisition and integration costs incurred for the six months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. Acquisition and integration related costs incurred for the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost incurred during the three months ended March 31, 2015.

(b)

Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with clients, for which the useful life has been estimated at primarily nine years.

(c)

Restructuring costs incurred for the three months ended June 30, 2014 primarily relate to headcount restructuring activities in Spain. Restructuring costs incurred for the three months ended June 30, 2015 primarily

PRESS RELEASE

relates to labor force optimization in EMEA as a consequence of a reduction in activity levels during 2015.

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed. The advisory agreement was terminated in connection with the initial public offering.

(e)

Site relocation costs incurred for the three and six months ended June 30, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)

Financing and IPO fees for the three and six months ended June 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process, including advisory, auditing and legal expenses among others. Financing and IPO fees for the three and six months ended June 30, 2015 relate to remaining cost incurred during the three months ended March 31, 2015 in connection with the initial public offering process.

(g)	PECs interest expense represents accrued interest on the preferred equity certificates. In the last quarter of 2014, the PECs were capitalized in connection with the IPO.

(h)

Asset impairment and other costs for the three and six months ended June 30, 2014 mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica. Asset impairment and other costs for the three and six months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($0.2 million), and other minor non recurrent costs in Centro America related to a one off accounting legislation change impact ($0.2 million).

(i)

As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statement. Cumulative net foreign exchange gain of such instruments was reversed from Equity to profit/(loss) in the three months ended March 31, 2015 in the amount of $13.0 million in the three months ended June 30, 2015 an amount of $1.0 million. For comparability, this one off adjustment was added back to calculate adjusted earnings.

(j)

As of 2015, management analyses the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2014 adjusted earnings was restated by the net foreign exchange non-cash results from currency fluctuations affecting loans between group companies and other minor effects.

(k)

The tax effect represents the tax impact of the total adjustments based on a tax rate of 36.0% for the period from April 1, 2014, to June 30, 2014 and 28.7% for the period from April 1, 2015, to June 30, 2015, 30.5% for the period from January 1, 2014, to June 30, 2014 and 29.5% for the period from January 1, 2015 to June 30, 2015.

(*)	The adjusted earnings per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of June 30, 2015.

PRESS RELEASE

Reconciliation of Total Debt to Net Debt with Third Parties

	As of June 30,
	(unaudited)
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015		2014
Cash and cash equivalents	173.1		178.2
Short term financial investments	—		59.5
Debt:
7.375% Sr. Sec. Notes due 2020	301.0		299.6
Brazilian Debentures	211.0		330.6
Vendor Loan Note (1)	—		31.4
Contingent Value Instrument	35.9		36.4
Preferred Equity Certificates	—		620.7
Finance Lease Payables	7.2		9.9
Other Borrowings	82.1		37.4

Total Debt	637.2		1,366.0

Preferred Equity Certificates	—		(620.7)

Total Debt excluding PECs	637.2		745.3

Net Debt with third parties (2) (unaudited)	464.1		507.6

Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	295.1		301.2

Net Debt/Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	1.6	x	1.7	x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

(4)

The improvement of this indicator is driven by to the amortization of the debentures, liquidation of the Vendor Loan Note, and also by the PECs capitalization in the three months ended December 31, 2014 in connection with the IPO.

PRESS RELEASE

Free Cash Flow

($ in millions)	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)
Net cash flow from operating activities	(12.1)	73.2	(42.0)	65.9
Cash payments for acquisition of property, plant, equipment and intangible assets	(28.2)	(32.9)	(37.3)	(45.2)

Free cash flow (non-GAAP) (unaudited)	(40.3)	40.3	(79.3)	20.7